FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date: May 10, 2004	By:	/s/ Michael G:son Low
		Name:	Michael G:son Low
		Title:	President and CEO

FOR IMMEDIATE RELEASE

Preem Holdings AB (publ) raises €100 million of financing

in the international bond markets

Stockholm, Sweden (May 10, 2004) — Preem Holdings AB (publ) (the “Company”) today announced that it has raised €100 million in debt financing by the issuance of senior subordinated notes through its wholly-owned subsidiary, Preem Petroleum AB (publ), in the international bond markets.  The notes bear interest at an annual rate of 9% and are due on May 15, 2014.  The Company has guaranteed the notes on a senior basis.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the “Securities Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes have been offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.